FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December, 2003

SR Telecom Inc. (Translation of registrant’s name into English)

Corporate Head Office 8150 Trans-Canada Hwy, Montreal, Qc H4S 1M5, (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pierre St-Arnaud (Registrant)

By:	/s/ Pierre St-Arnaud
(Signature)*

Date: December 1, 2003

* Print the name and title of the signing officer under his signature.

News Release	[Logo] SR Telecom
www.srtelecom.com

For more information:

David Adams (Senior Vice-President, Finance and CFO)	Scott Lawrence (Maison Brison)
(514) 335-4035	(514) 731-0000
email: david_adams@srtelecom.com	email: scott@maisonbrison.com

SR Telecom’s angel Platform Selected by Globalcom Data Services for Broadband Business Network
Multi-Phase Project Scheduled for 8 Major Cities in Lebanon

MONTREAL, December 1, 2003 - SR TelecomTM Inc. (TSX: SRX; Nasdaq: SRXA) today announced that it has received purchase orders for its angelTM broadband fixed wireless access product from Globalcom Data Services Company (GDS), a public wireless access network provider in Lebanon. This is the first of a multi-phase project that will eventually see GDS deploy the angel product in eight major cites throughout the country.

GDS will initially deploy three 3.5 GHz angel base stations and 300 CPEs (Customer Premises Equipment) to deliver data services to the small and medium-sized business community. Over the next two years, GDS expects to extend its angel network with the addition of five to seven base stations and over 10,000 CPEs as they deliver broadband Internet services to residential customers in and around eight Lebanese cities. Deliveries and installations are expected to commence in the fourth quarter of 2003.

“The angel solution continues to open up exciting new markets for us,” said Claude Giguere, SR Telecom’s Senior Vice-President, Sales. “We are delighted that GDS has selected angel over several competing technologies. angel is a rapidly deployed wireless platform that enables GDS to deliver maximum value to its customers, who can in turn offer the end-user simultaneous access to voice and broadband data services.”

About angel
angel’s non-line-of-sight (NLOS) technology makes many of the benefits of next-generation broadband wireless available today - enabling large-scale deployments with significantly less spectrum than most other technologies. Developed in close collaboration with a large service provider, angel delivers DSL-like data rates, large cell sizes, carrier-class voice with efficient handling of V.90 modems and field-proven performance. Additionally, angel’s extensive network management capabilities have been carefully designed to optimize deployability and operability. Using Orthogonal Frequency Division Multiplexing (OFDM), angel is one of the most robust and versatile NLOS solutions available today. angel boosts subscriber coverage to levels that can exceed 95% and is cost effective in both large and small applications.

About GDS
Globalcom Data Services Company (GDS) is a wireless data transmission provider licensed by the Lebanese Ministry of Communications to install and operate a public wireless access network. Its network has national coverage from Kobayat in the north to Mayss-El-Jabal in the extreme south of Lebanon. More information on GDS can be found on its web site (www.globalcomdataservices.com).

About SR Telecom
SR TELECOM (TSX: SRX, Nasdaq: SRXA) is a world leader and innovator in Fixed Wireless Access technology, which links end-users to networks using wireless transmissions. SR Telecom’s solutions include equipment, network planning, project management, installation and maintenance services. The Company offers one of the industry’s broadest portfolios of fixed wireless products, designed to enable carriers and service providers to rapidly deploy high-quality voice, high-speed data and broadband applications. These products, which are used in over 120 countries, are among the most advanced and reliable available today.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

FORWARD-LOOKING STATEMENTS

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management’s best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company’s products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR TELECOM and ANGEL are trademarks of SR Telecom Inc. All rights reserved 2003. All other trademarks are property of their owners.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	2